# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Houston American Energy Corp., CIK 0001156041
CUSIP: 44183U308
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 801 Travis Street, Suite 1425, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 06/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841619

## Reporting persons
- 3i, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 497,690; sole dispositive power 0; shared dispositive power 497,690; aggregate amount beneficially owned 497,690 (1.5% of the class)
  Comment: As more fully described in Item 4 of this statement on Schedule 13G (this ''Schedule 13G''), such shares and percentages are based on 33,686,417 shares of common stock, par value $0.001 per share, of the issuer (the ''Common Stock''), as disclosed in the statement on Schedule 13D filed by the reporting person identified therein with the U.S. Securities and Exchange Commission (the ''SEC'') on July 9, 2025 with respect to the Common Stock (the ''Schedule 13D''). Beneficial ownership consists of 497,690 shares of Common Stock issuable upon full conversion of a senior secured convertible note in the principal aggregate amount of approximately $5.4 million (the ''Note'') held directly by the reporting person. All other Company securities that were deemed beneficially owned by the reporting person as a consequence of the closing of a registered direct offering by the issuer on June 20, 2025 (the ''Offering'') have since been disposed. As a result, this also constitutes an exit filing for the reporting person.
- Tumim Stone Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 156,000; sole dispositive power 0; shared dispositive power 156,000; aggregate amount beneficially owned 156,000 (0% of the class)
  Comment: Beneficial ownership consists of 156,000 shares of Common Stock held directly by the reporting person. Such shares represent less than 1% of the outstanding shares of Common Stock.
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 653,690; sole dispositive power 0; shared dispositive power 653,690; aggregate amount beneficially owned 653,690 (1.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentages are based on 33,686,417 shares of Common Stock outstanding, as disclosed in the Schedule 13D. Beneficial ownership consists of 653,690 shares of Common Stock, consisting of (i) 497,690 shares of Common Stock issuable upon full conversion of the Note indirectly held by the reporting person, which conversions are subject to a Blocker and (ii) 156,000 shares of Common Stock indirectly held by the reporting person. All other Company securities deemed beneficially owned by the reporting person as a consequence of the Offering have since been disposed. As a result, this also constitutes an exit filing for the reporting person.
- Maier Joshua Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 653,690; sole dispositive power 0; shared dispositive power 653,690; aggregate amount beneficially owned 653,690 (1.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentages are based on 33,686,417 shares of Common Stock outstanding, as disclosed in the Schedule 13D. Beneficial ownership consists of 653,690 shares of Common Stock, consisting of (i) 497,690 shares of Common Stock issuable upon full conversion of the Note indirectly held by the reporting person, which conversions are subject to a Blocker and (ii) 156,000 shares of Common Stock indirectly held by the reporting person. All other Company securities deemed beneficially owned by the reporting person as a consequence of the Offering have since been disposed. As a result, this also constitutes an exit filing for the reporting person.

## Item 1. Issuer
Name of issuer: Houston American Energy Corp.
Address of issuer's principal executive offices: 801 Travis Street, Suite 1425, Houston, TX 77002

## Item 2. Person Filing
Name of person filing:
(i) 3i, LP, a Delaware limited partnership ("3i");

(ii) Tumim Stone Capital LLC, a Delaware limited liability company ("Tumim");

(iii) 3i Management LLC, a Delaware limited liability company ("3i Management''); and

(iv) Maier Joshua Tarlow ("Mr. Tarlow").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, NY 10013.
Citizenship: 3i is a Delaware limited partnership. Tumim is a Delaware limited liability company. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person.

Upon the consummation of the Offering on June 20, 2025, each of 3i, 3i Management and Mr. Tarlow beneficially owned 9.99% of the outstanding shares of Common Stock due to 3i's participation in the Offering. Subsequent to the Offering and as of the date of this Schedule 13G, all Company securities deemed beneficially owned by such Reporting Persons solely as a consequence of the Offering were disposed by 3i. As of the date of this Schedule 13G, 3i only holds the Note and Tumim only holds 156,000 shares of Common Stock. As a result of such dispositions by 3i, this also constitutes an exit filing for each of the Reporting Persons. The share amounts and ownership percentages disclosed on such cover pages are based on 33,686,417 shares of Common Stock outstanding, as disclosed in the Schedule 13D.

Consequently, each of 3i Management and Mr. Tarlow is the beneficial owner of 653,690 shares of Common Stock (the "Shares"), of which (i) 497,690 Shares are beneficially owned by 3i, who has the power to dispose of and the power to vote such Shares upon conversions of the Note, which power may be exercised by 3i Management, the manager and general partner of 3i, and (ii) 156,000 Shares are beneficially owned by Tumim, who has the power to dispose of and the power to vote such Shares, which power may be exercised by 3i Management, the manager of Tumim. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i, Tumim and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i, Tumim and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i and Tumim.
Percent of class:
(A) 3i: 1.5%

(B) Tumim: 0.0%

(C) 3i Management: 1.9%

(D) Mr. Tarlow: 1.9%
Sole power to vote or to direct the vote:
(A) 3i: 0.00

(B) Tumim: 0.00

(C) 3i Management: 0.00

(D) Mr. Tarlow: 0.00
Shared power to vote or to direct the vote:
(A) 3i: 497,690.00

(B) Tumim: 0.00

(C) 3i Management: 653,690.00

(D) Mr. Tarlow: 653,690.00
Sole power to dispose or to direct the disposition:
(A) 3i: 0.00

(B) Tumim: 0.00

(C) 3i Management: 0.00

(D) Mr. Tarlow: 0.00
Shared power to dispose or to direct the disposition:
(A) 3i: 497,690.00

(B) Tumim: 0.00

(C) 3i Management: 653,690.00

(D) Mr. Tarlow: 653,690.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- 3i, LP: /s/ 3i, LP, Maier Joshua Tarlow, Manager of 3i Management LLC, General Partner of 3i, LP (07/16/2025)
- Tumim Stone Capital LLC: /s/ Tumim Stone Capital LLC, Maier Joshua Tarlow, Manager of 3i Management LLC, Manager of Tumim Stone Capital LLC (07/16/2025)
- 3i Management LLC: /s/ 3i Management LLC, Maier Joshua Tarlow, Manager (07/16/2025)
- Maier Joshua Tarlow: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow (07/16/2025)
Comment: Exhibit 1